Quantum Materials Corp.

3055 Hunter Road

San Marcos, Texas 78666

January 20, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn:                    Myra Moosariparambil

Joanna Lam

Re:                             Quantum Materials Corp.

Form 8-K

Filed December 9, 2015

File No. 000-52956

Dear Ms. Moosariparambil and Ms. Lam:

Quantum Materials Corp., a Nevada corporation (the “Company,” “we,” “us,” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated January 11, 2016 (the “Comment Letter”) with respect to the Company’s Current Report Form 8-K dated December 9, 2015 (File No. 000-52956) (the “Form 8-K”) filed with the Commission on December 9, 2015 and the Company’s response to the Staff’s Comment Letter dated January 5, 2016.

This letter sets forth the comment of the Staff in the Comment Letter and, following the comment, sets forth our response.

Form 8-K filed December 9, 2015

1.                                      We note your responses to our comment letter dated December 15, 2015 and believe that amended interim financial information should be filed to comply with your reporting obligations. As a result, please file amended Form 10-Qs for the quarters ended December 31, 2014 and March 31, 2015 that include corrected financial statements and also provide the disclosures required by ASC 250 10-50. Alternatively, you can amend your Form 10-K for the year ended June 30, 2015 to provide a financial statement footnote setting forth a quarterly financial information table with amounts as originally reported in the applicable Forms 10-Q and as corrected along with the required disclosures that quantify and describe the errors identified.

Response of Quantum Materials Corp.

to Staff Comment Letter

January 5, 2016

Response 1: The Company agrees with the Staff’s Comments and has elected to amend our Form 10-K for the year ended June 30, 2015 to provide a financial statement footnote setting forth quarterly financial information tables and required disclosures. Per discussion with the Staff last week, the Company has attached the proposed Form 10-K/A for review prior to filing.

We acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should there be any questions that might be facilitated by contemporaneous dialogue, please feel free to call me at (281) 610-4686.

Sincerely,

/s/ Craig Lindberg
Craig Lindberg
Chief Financial Officer

Attachment: Form 10-K/A